Filed by: Fortis Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corporation

SEC Correspondence File Number: 001-32576

FOR IMMEDIATE RELEASE:

St. John’s, NL and Novi, Michigan (February 9, 2016):

FORTIS INC. TO ACQUIRE ITC HOLDINGS CORP. FOR US$11.3 BILLION

Fortis to increase its 2016 consolidated mid year rate base to approximately C$26 billion (US$18 billion) with acquisition of the largest independent transmission utility in the United States

Highlights

•                  The acquisition aligns with Fortis’ financial objectives by providing approximately 5% earnings per common share accretion in the first full year following closing, excluding one- time acquisition-related expenses. Fortis continues to target 6% average annual dividend growth through 2020.

•                  ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,600 miles of transmission line.

•                  Fortis will become one of the top 15 North American public utilities ranked by enterprise value.

•                  ITC’s FERC regulated operations, with substantial rate base growth and robust investment opportunities, add a new growth platform.

•                  Following the acquisition, ITC will continue as a stand-alone transmission company, retaining its focus on growth and operational excellence while benefiting from a broader platform that will support its mission to modernize electrical infrastructure in the U.S.

•                  ITC’s average rate base and CWIP is expected to grow at a compounded average annual rate of approximately 7.5% through 2018.

•                  Fortis intends on retaining all of ITC’s employees and maintaining the corporate headquarters in Novi, Michigan.

•                  The per share consideration of cash and Fortis stock payable to ITC shareholders of US$44.90 represents a 33% premium to the unaffected closing share price on November 27, 2015 and a 37% premium to the 30-day average unaffected share price prior to November 27, 2015. Pro forma, upon closing of the transaction, ITC shareholders will own approximately 27% of the combined company and will receive a meaningful increase in their dividend per share.

•                  In connection with the acquisition, Fortis will apply to list its common shares on the NYSE.

Fortis Inc. (“Fortis”) (TSX: FTS) and ITC Holdings Corp. (“ITC”) (NYSE: ITC) announced today that they have entered into an agreement and plan of merger pursuant to which Fortis will acquire ITC in a transaction (the “Acquisition”) valued at approximately US$11.3 billion. Under the terms of the transaction ITC shareholders will receive US$22.57 in cash and 0.7520 Fortis shares per ITC share. At yesterday’s closing price for Fortis common shares and the US$/C$ exchange rate, the per share consideration represents a premium of 33% over ITC’s unaffected closing share price on November 27, 2015 and a 37% premium to the unaffected average closing price over the 30 day period prior to November 27, 2015.

Following the Acquisition, Fortis will be one of the top 15 North American public utilities ranked by enterprise value, with an estimated enterprise value of C$42 billion (US$30 billion). On a pro forma basis, the consolidated mid year 2016 rate base of Fortis would increase by approximately C$8 billion (US$6 billion) to approximately C$26 billion (US$18 billion), as a result of the Acquisition.

“Fortis has grown its business through strategic acquisitions that have contributed to strong organic growth over the past decade. Our performance in 2015 is a clear demonstration of the success of this strategy,” says Mr. Barry Perry, President and Chief Executive Officer of Fortis. “The acquisition of ITC — a premier pure-play transmission utility — is a continuation of this growth strategy. ITC not only further strengthens and diversifies our business, but it also accelerates our growth.”

Under the terms of the Acquisition, which has been approved by the boards of directors of both companies, ITC shareholders will receive approximately US$6.9 billion in Fortis common shares and cash at closing and Fortis will assume approximately US$4.4 billion of consolidated ITC indebtedness. Upon completion of the Acquisition, ITC will become a subsidiary of Fortis and approximately 27% of the common shares of Fortis will be held by ITC shareholders. Fortis will apply to list its common shares on the New York Stock Exchange (“NYSE”) in connection with the Acquisition and will continue to have its shares listed on the Toronto Stock Exchange (“TSX”).

“From the very beginning of ITC, we have been focused on creating meaningful value for all stakeholders, including customers, investors and employees, by becoming the leading electric transmission company in the U.S.,” says Joseph L. Welch, Chairman, President and CEO of ITC. “Fortis is an outstanding company with a proven track record of successfully acquiring and managing U.S. based utilities in a decentralized manner. This transaction accomplishes our objectives by better positioning the company to have a higher level of focus on pursuing our long-term strategy of investing in transmission opportunities to improve reliability, expand access to power markets and allow new generating resources to interconnect to transmission systems and lower the overall cost of delivered energy for customers.

“I am forever grateful for the hard work of the ITC employees in building this great company and look forward to a bright future of continued operational excellence supported by the Fortis platform,” says Mr. Welch. “We also very much appreciate the longstanding support of our investors who will receive an attractive premium for their investment and will also benefit from the opportunity to participate in the upside of the combination, including future value creation and a growing dividend program.”

In addition to the necessary state approvals, the closing of the Acquisition is subject to ITC and Fortis shareholder approvals, the satisfaction of other customary closing conditions, and certain regulatory and federal approvals including, among others, those of the Federal Energy Regulatory Commission (“FERC”), the Committee on Foreign Investment in the United States, and the United States Federal Trade Commission/Department of Justice under the Hart-Scott-Rodino Antitrust Improvement Act. The closing of the Acquisition is expected to occur in late 2016.

A joint conference call and webcast is scheduled for Tuesday February 9, 2016 beginning at 8:30 a.m. Eastern Time (details provided below).

Entry into FERC Regulated Transmission

By acquiring ITC, Fortis is acquiring the largest independent pure-play electric transmission company in the United States. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,600 miles of transmission line. In addition, ITC is a public utility and independent transmission owner in Wisconsin. ITC has grown its average rate base at a compounded average annual rate of approximately 16% over the last three years and, as of September 30, 2015, ITC had assets of US$7.4 billion.

“The acquisition of ITC is in alignment with our business model and acquisition strategy, providing meaningful accretion, and creating a unique, highly diversified, low-risk regulated energy transportation platform,” explains Mr. Perry. “The predictable returns of a transmission business, with no commodity or fuel exposure, are very compelling.

“We take a very disciplined approach to acquisitions and are focused on businesses that have experienced management teams, provide geographic diversity in favorable economic regions, and possess significant growth prospects,” concludes Mr. Perry.

Strategic Rationale

The strategic rationale underlying the transaction includes:

Accretive Transaction — The Acquisition aligns with Fortis’ financial objectives by providing approximately 5% earnings per common share accretion in the first full year following closing, excluding one-time Acquisition-related expenses. Fortis continues to target 6% average annual dividend growth through 2020.

Increases Diversification — The Acquisition represents a singular opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix. Based on the twelve months ended September 30, 2015, pro forma the Acquisition, ITC is expected to represent almost 40% of the consolidated regulated operating earnings of Fortis. The Acquisition will increase the regional economic diversity of Fortis from its current operations in five Canadian provinces, the U.S. states of New York and Arizona, and three Caribbean countries, to include a presence in eight additional U.S. states.

Supportive FERC Regulation — ITC’s tariff rates are regulated by FERC, which has been one of the most consistently supportive utility regulators in North America providing reasonable returns and equity ratios. Rates are set using a forward-looking rate-setting mechanism with an annual true-up, which provides timely cost recovery and reduces regulatory lag.

Long-Term Rate Base Growth Prospects — There is a significant need for capital investment in the aging U.S. electric transmission sector to improve reliability, expand access to power markets, allow new generating resources to interconnect to the transmission system and lower the overall cost of energy delivery. Based on ITC’s planned capital expenditure program, ITC’s average rate base and construction work in progress (“CWIP”) is expected to increase at a compounded average annual rate of approximately 7.5% through 2018.

Clean energy policies in the United States, including renewable portfolio standards, are driving the need for new transmission investment to facilitate the delivery of electricity from renewable energy resources to load-serving entities. In particular, the Clean Power Plan (“CPP”) is expected to drive investment in renewables and the retirement of coal-fired generation in the U.S. With its economies of scale and geographic footprint, ITC is favourably positioned to participate in the significant transmission investment opportunity fostered by the CPP.

Management Expertise — The ITC management team has a proven track record of strong EPS growth, total shareholder return, cash flow from operations and operational efficiencies. From its initial public offering in 2005 through November 2015, ITC has delivered more than double the annual shareholder returns of the S&P 500 Utilities Sector Index. ITC’s experienced and execution-focused management team will continue to operate independently under the ownership structure of Fortis.

Transaction Details

The agreement and plan of merger relating to the Acquisition includes customary provisions.

In connection with the Acquisition, Fortis will become a registrant with the United States Securities and Exchange Commission (the “SEC”) and will apply to list its common shares on the NYSE.

Each of the ITC board of directors and Fortis board of directors has approved the Acquisition and has determined that the Acquisition is in the best interest of its shareholders. Each of the ITC board and Fortis board recommend that its shareholders vote in favour of the proposed Acquisition.

In accordance with the requirements of the TSX, Fortis will seek shareholder approval of the issuance of common shares representing 40% of the outstanding common shares of Fortis (on a pre-Acquisition, non-diluted basis) as partial consideration for the Acquisition at an upcoming shareholders’ meeting. The resolution is required to be approved by a majority of Fortis shareholders represented in person or by proxy at the meeting. A proxy circular describing the Acquisition in more detail will be mailed to Fortis shareholders in advance of the meeting.

Acquisition Financing

The financing of the Acquisition has been structured to allow Fortis to maintain a solid investment-grade credit rating and is consistent with Fortis’s existing capital structure. Financing for the cash portion of the Acquisition will be achieved primarily through the issuance of approximately US$2 billion of Fortis debt and the sale of up to 19.9% of ITC to one or more infrastructure-focused minority investors.

Advisors

Goldman Sachs and Scotiabank served as financial advisors to Fortis and provided committed financing. White & Case LLP and Davies Ward Phillips & Vineberg LLP acted as legal advisors to Fortis.

Barclays and Morgan Stanley acted as financial advisors to ITC. Simpson Thacher & Bartlett LLP acted as legal advisor to ITC. Lazard served as financial advisor and Jones Day acted as legal advisor to ITC’s board of directors.

About ITC

ITC Holdings Corp. (NYSE: ITC) is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,600 circuit miles of transmission line. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities. Additional information can be accessed at www.itc-holdings.com or www.edgar.com.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately C$28.6 billion as at September 30, 2015 and revenue totalling approximately C$6.7 billion for the twelve month period ended September 30, 2015. Its regulated utilities serve more than three million customers across Canada and in the United States and the Caribbean. Fortis also owns long-term contracted hydroelectric generation assets in British Columbia and Belize.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com or www.sedar.com.

Additional Information about the Acquisition and Where to Find It

Fortis will file with the SEC a registration statement on Form F-4, which will include a proxy statement of ITC that also constitutes a prospectus of Fortis, and any other documents in connection with the Acquisition. The definitive proxy statement/prospectus will be sent to the shareholders of ITC. INVESTORS AND SHAREHOLDERS OF ITC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORTIS, ITC, THE ACQUISITION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Fortis and ITC with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Fortis on Fortis’ website at www.fortisinc.com or upon written request to Fortis’ Investor Relations department, PO Box 8837, St. John’s, NL A1B 3T2 or by calling 709.737.2800, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by ITC upon written request to ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248.946.3000. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the Acquisition. However, ITC, Fortis, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Acquisition. Information about ITC’s directors, executive officers and other members of management and employees may be found in its 2014 Annual Report on Form 10-K filed with the SEC on February 26, 2015, and definitive proxy statement relating to its 2015 Annual Meeting of Shareholders filed with the SEC on April 9, 2015. These documents can be obtained free of charge from the sources indicated above. Information about Fortis’ directors and executive officers may be found in its Management Information Circular dated March 20, 2015 available on its website at www.fortisinc.com. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Acquisition will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Teleconference to Discuss Acquisition

Fortis and ITC will host a conference call and webcast, accompanied by slides, to discuss the transaction on February 9, 2016 at 8:30 a.m. Eastern Time.

To access via conference call, please dial 1.844.862.1432 (North America) or 1.617.826.1698 (international) and enter passcode 48792392. To access the webcast, please use this link: www.gowebcasting.com/7301.

Presentation slides for the conference call are available on the Fortis website at www.fortisinc.com and on the ITC website at www.itc-holdings.com.

A replay of the conference call will be available two hours after the conclusion of the call until March 9, 2016. Interested parties can call 1.855.859.2056 or 1.404.537.3406 and enter pass code 48792392.

This news release contains forward-looking statements within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this media release reflect Fortis’ and ITC’s management’s expectations and beliefs regarding future growth, results of operations, performance and business prospects and opportunities and the outlook for Fortis’ and ITC’s respective businesses and the electric transmission industry based on information currently available. Wherever possible, words such as “will”, “anticipates”, “believes”, “expects”, “intends”, “assumes”, “estimates”, “projects”, “expects”, “plans”, “seeks”, “may”, “could”, “would”, “can”, “continue” and the negative of these terms and other similar terminology or expressions have been used to identify the forward- looking statements, which include, without limitation, those statements related to the Acquisition, the combined company’s future business prospects and performance, growth potential, financial strength, market profile, revenues, proceeds, working capital, capital expenditures, investment valuations, liquidity, income, and margins, the satisfaction of the conditions precedent to the closing of the Acquisition, the expectation that Fortis will find one or more minority investors to invest in ITC, the expectation that Fortis will borrow funds to satisfy its obligation to pay the cash portion of the purchase price and will issue securities to pay the balance of the purchase price, the percentage of Fortis common shares to be held by ITC shareholders following the Acquisition, the intention of the parties to the Acquisition to seek, and the expected timing for, shareholder approvals in relation to the Acquisition, the expectation that the Acquisition will be accretive in the first full year following closing, that the Acquisition will support the average annual dividend growth target of Fortis, the availability of future investment opportunities in the electrical transmission industry in the United States, the United States federal regulatory environment and expectations in respect of the continued support for investment in the transmission industry by FERC, the expectation that Fortis will maintain an investment-grade credit rating and will become an SEC registrant and have its common shares listed on the NYSE in connection with the Acquisition, the expectation that ITC will continue to operate independently under the ownership structure of Fortis following the Acquisition, will retain its current employees and will continue to be based in Novi, Michigan, the timing of closing of the Acquisition, the amount of indebtedness of ITC expected to have been incurred as of closing, and the impact of the CPP and other clean energy policies on the electrical transmission industry in the United States. These statements reflect management’s current beliefs and are based on information currently available to Fortis’ and ITC’s management.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to- time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to regulation and energy prices, the ability to obtain shareholder and regulatory approvals in connection with the Acquisition and the timing and terms thereof, state and federal regulatory legislative decisions and actions, interloper risk, risks relating to uncertainty relating to the completion of the Acquisition and the timing thereof, the risk that conditions to the Acquisition may not be satisfied, risks relating to the focus of management time and attention on the Acquisition and other disruption from the Acquisition making it more difficult to maintain business and operational relationships, the possibility that the expected synergies and value creation from the Acquisition will not be realized, or will not be realized within the expected time period, the risk that ITC will not be integrated successfully, risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders, risks relating to the constraints that the minority investment may impose on Fortis’ ability to operate the ITC business in accordance with its business plan following closing, risks relating to the ability of Fortis to access capital markets on favourable terms or at all, risk relating to the ability of Fortis to identify minority investors, the cost of debt and equity capital, general economic, market and political conditions, changes in regional economic and market conditions which could affect customer growth and energy usage, weather variations affecting energy use, the performance of the stock market and changing interest rate environment, which affect the value of pension and other retiree benefit plan assets and the related contribution requirements and expense, risks relating to derivatives and hedging, currency exchange rates, interest rates, capital resources, loss of service area, licences and permits, environmental risks, insurance risks, labour relations, risks relating to human resources, liquidity risks, resolution of pending litigation matters, changes in accounting standards, changes in critical accounting estimates, the ongoing restructuring of the electric industry, changes to long-term contracts, the cost of fuel and power supplies, cyber-attacks or challenges to Fortis’ and ITC’s information security, and certain presently unknown or unforeseen factors, including, but not limited to, acts of terrorism. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward- looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and to ITC’s filings with the SEC, including the proxy circulars to be filed by each such company in connection with the Acquisition. Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Fortis Inc.

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

Phone: 709.737.2863

ITC Holdings Corp.	Media Contact

Ms. Stephanie Amaimo	Mr. Whit Clay
Director, Investor Relations	Managing Director
ITC Holdings Corp.	Sloane & Company
Phone: 248.946.3572	Phone: 212.446.1864